[Company Letterhead]

October 12, 2006

Ms. Nili N. Shah
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:                               The Ryland Group, Inc. - File No. 001-08029
Form 10-K for fiscal Year Ended December 31, 2005
Form 10-Qs for the Fiscal Quarters Ended March 31, 2006
and June 30, 2006
File No. 001-08029

Dear Ms. Shah:

I have received your letter dated September 26, 2006 providing comment to our response letter of August 30, 2006 regarding “Segment Information.”  Consistent with our proposal and as noted in your letter, we will report segment information for our four geographic regions in the future filing of our quarterly report on Form 10-Q for the fiscal quarter ended on September 30, 2006.  Additionally, as advised by you in your letter, we will restate our previously issued financial statements within the annual report on Form 10-K for the fiscal year ended December 31, 2005, and the quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2006 and June 30, 2006, to reflect changes to our segment presentation and information for our four geographic regions.  We will seek to appropriately address the items noted in your letter in connection with the restated Form 10-K and Form 10-Qs.  Should you have any questions, please call me at 818-223-7500.

Sincerely,

/s/ Gordon A. Milne

Gordon A. Milne
Executive Vice President and
Chief Financial Officer